UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

SoFi Technologies, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

83406F 102

(CUSIP Number)

Red Crow Capital, LLC

c/o Dorsey & Whitney LLP

111 S. Main Street, Suite 2100

Salt Lake City, Utah 84111

with copy to:

Nolan S. Taylor

Dorsey & Whitney LLP

111 S. Main Street, Suite 2100

Salt Lake City, Utah 84111

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 28, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 83406F 102

1.	Names of Reporting Persons. Red Crow Capital, LLC I.R.S. Identification Nos. of above persons (entities only). 85-1317865
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Utah

Number of Shares Beneficially by Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 49,353,832 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 49,353,832 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 49,353,832
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) Not Applicable
13.	Percent of Class Represented by Amount in Row (11) 6.1%(2)
14.	Type of Reporting Person (See Instructions) OO

(1)	Consists of 49,353,832 shares of common stock held of record by Red Crow Capital, LLC.
(2)

All calculations of percentage ownership herein are based on a total of 810,997,612 shares of common stock of the Issuer issued and outstanding immediately following the Closing of the SoFi Business Combination (as defined below) on May 28, 2021.

CUSIP No. 83406F 102

1.	Names of Reporting Persons. Clay Wilkes I.R.S. Identification Nos. of above persons (entities only).
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially by Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 53,921,655 (3)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 53,921,655 (3)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 53,921,655 (3)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) Not Applicable
13.	Percent of Class Represented by Amount in Row (11) 6.6%
14.	Type of Reporting Person (See Instructions) IN

(3)

Consists of (i) 49,353,832 shares of common stock held of record by Red Crow Capital, LLC and (ii) 4,567,823 shares of common stock held of record jointly by Mr. Wilkes and his wife, who have shared voting and dispositive power with respect to the shares. Mr. Wilkes serves as the Manager of Red Crow Capital, LLC.

Item 1.	Security and Issuer.

This Schedule 13D relates to the shares of common stock, par value $0.0001 per share (the “Common Stock”), of SoFi Technologies, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 317 University Ave, Suite 200, Palo Alto, California, 94301.

As of May 28, 2021, as reflected in this Schedule 13D, the Reporting Persons (as hereinafter defined) beneficially owned 53,921,655 shares of Common Stock, representing approximately 6.6% of the issued and outstanding Common Stock.

Item 2.	Identity and Background

(a) – (c), (f)

This Schedule 13D is filed by (i) Red Crow Capital, LLC, a Utah limited liability company (“Red Crow”); and (ii) Clay Wilkes (“Mr. Wilkes”), a natural person, US citizen, manager and member of Red Crow, and director of the Issuer (collectively the “Reporting Persons”).

The Reporting Persons have entered into a joint filing agreement, dated June 7, 2021, a copy of which is attached hereto as Exhibit A.

The principal business address for each of the Reporting Persons is c/o Dorsey & Whitney LLP, 111 S. Main Street, Suite 2100, Salt Lake City, UT 84111.

(d) and (e)

During the last five years, none of the Reporting Persons, and to the best of their knowledge, none of the Reporting Persons’ managers or officers (if applicable) (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

On May 14, 2020, SoFi and certain of its subsidiaries entered into an Agreement and Plan of Merger and Reorganization (the “Galileo Merger Agreement”) with Galileo Financial Technologies, Inc. and the other parties thereto. Pursuant to the Galileo Merger Agreement, SoFi acquired Galileo and its subsidiaries by acquiring 100% of the outstanding Galileo stock and issuing a seller note in favor of the sellers of Galileo with an aggregate principal amount of $250 million and a scheduled balloon maturity of May 14, 2021. As a result of the acquisition, certain Galileo stockholders, including Mr. Wilkes, one of the directors of SoFi and the founder and Chief Executive Officer of Galileo, received shares of Series H-1 Preferred Stock of SoFi, rights to payments due under the seller note and cash consideration.

On January 7, 2021, the Issuer entered into an Agreement and Plan of Merger (as amended on March 16, 2021, the “Merger Agreement”) with Plutus Merger Sub Inc., a Delaware corporation and a direct wholly owned subsidiary of the Company (“Merger Sub”), and Social Finance, Inc., a Delaware corporation (“SoFi”).

Pursuant to the Merger Agreement, the following transactions occurred (together with the other agreements and transactions contemplated by the Merger Agreement, the “SoFi Business Combination”): (i) prior to the closing of the transactions contemplated by the Merger Agreement (the “Closing”), the Issuer domesticated as a Delaware corporation in accordance with Section 388 of the Delaware General Corporation Law, as amended (the “DGCL”), and the Cayman Islands Companies Law (2020 Revision) (the “Domestication”), (ii) the Merger Sub merged with and into SoFi, with SoFi continuing as the surviving corporation and a wholly owned subsidiary of the Company (the “Merger”), (iii) upon consummation of the Merger, and subject to the adjustments provided in the Merger Agreement, all of the common stock and preferred stock of SoFi, excluding the Company Redeemable Preferred Stock (as defined in the Merger Agreement), which converted into Acquiror Series 1 Preferred Stock (as defined in the Merger Agreement), was converted into the right to receive an aggregate number of shares of common stock, par value $0.0001 per share, at a conversion rate as set forth in the Merger Agreement; and (iv) upon the consummation of the Merger, the Company was renamed “SoFi Technologies, Inc.”

A copy of the Merger Agreement is attached hereto as Exhibit B.

Upon the Closing of the SoFi Business Combination, Red Crow received, in exchange for its shares of Series H-1 Preferred Stock of SoFi, the amount of 49,353,832 shares of common stock of the Issuer, and Mr. Wilkes and his wife received, in exchange for their shares of Series H-1 Preferred Stock of SoFi, the amount of 4,567,823 shares of common stock of the Issuer, in accordance with the terms of the Merger Agreement.

Item 4.	Purpose of Transaction

The information set forth in Items 3, 5 and 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 4.

Item 5.	Interest in Securities of the Issuer

The information contained on the cover pages of this Schedule 13D and the information set forth or incorporated in Items 3, 4 and 6 is hereby incorporated by reference in its entirety into this Item 5.

(a) and (b)

Ownership percentages set forth in this Schedule 13D are based upon a total of 810,997,612 shares of common stock of the Issuer issued and outstanding immediately following the Closing of the SoFi Business Combination on May 28, 2021.

Each of the Reporting Persons may be deemed a member of a “group” with the other Reporting Persons for purposes of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and may be deemed to beneficially own the securities of the Issuer owned by the other Reporting Persons. The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Exchange Act, the beneficial owners of any securities of the Issuer he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities of the Issuer reported herein that he or it does not directly own.

As a result of Mr. Wilkes’ status as Manager of Red Crow, Red Crow may be deemed to share with Mr. Wilkes the power to vote and dispose of the shares of common stock directly beneficially owned by Red Crow.

(c) Except as set forth herein and elsewhere in this Schedule 13D, there have been no other transactions in the class of securities reported on that were effected by the Reporting Persons within the past sixty days.

(d) To the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Persons identified in this Item 5.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

The information set forth in Items 3, 4 and 5 of this Schedule 13D is incorporated by reference in its entirety into this Item 6.

At the Closing of the Merger Agreement, Red Crow entered into a Shareholders’ Agreement, dated May 28, 2021 (the “Shareholders’ Agreement”), which provides that (among other things), Red Crow will be entitled to nominate one (1) director for so long as they own at least (i) 50% of the shares of common stock of the Issuer owned by them immediately following the Closing or (ii) 5% of the issued and outstanding shares of common stock of the Issuer, subject to certain replacement rights. Red Crow will also be entitled to nominate one (1) independent director for so long as they own at least 50% of the shares of common stock of the Issuer owned by them immediately following the Closing, subject to certain replacements rights.

In addition, Red Crow shall be entitled to designate (i) one (1) member of each of two (2) standing committees of the Issuer’s Board of Directors (as determined by Red Crow) for so long as Red Crow is entitled to nominate both a director and an independent director to the Issuer’s Board of Directors and (ii) one (1) member of one (1) standing committee of the Issuer’s Board of Directors (as determined by the Reporting Persons) for so long as Red Crow is entitled to nominate either a director or an independent director to the Issuer’s Board of Directors.

A copy of the Form of Shareholders’ Agreement is attached hereto as Exhibit C.

At the Closing of the Merger Agreement, Red Crow entered into an Amended and Restated Registration Rights Agreement (the “Registration Rights Agreement”), pursuant to which the Issuer agreed to register for resale, pursuant to Rule 415 under the Securities Act, certain shares of common stock and other equity securities of the Issuer that are held by the parties thereto from time to time.

A copy of the Form of Registration Rights Agreement is attached hereto as Exhibit D.

At the Closing of the Merger Agreement, the Reporting Persons entered into a Lock-Up Agreement (the “Lock-Up Agreement”), pursuant to which they agreed to certain restrictions on transfer for up to 180 days, subject to the granting of early release, following the Closing with respect to the shares of common stock of the Issuer held by them immediately following the Closing.

A copy of the Form of Lock-Up Agreement is attached hereto as Exhibit E.

Item 7.	Material to be Filed as Exhibits

The following are filed herewith or incorporated by reference as Exhibits into this Schedule 13D:

Exhibit No.	Description

Exhibit A*	Joint Filing Agreement, dated June 7, 2021

Exhibit B	Agreement and Plan of Merger, dated January 7, 2021, by and among Social Capital Hedosophia Holdings Corp. V., Plutus Merger Sub Inc., and Social Finance, Inc. (incorporated by reference to Annex A to the Proxy Statement filed pursuant to Rule 424(b)(3) (Registration No. 333-252009) filed with the SEC on May 7, 2021)

Exhibit C	Form of Shareholders’ Agreement (incorporated by reference to Annex G to the Proxy Statement filed pursuant to Rule 424(b)(3) (Registration No. 333-25200) filed with the SEC on May 7, 2021)

Exhibit D	Form of Registration Rights Agreement (incorporated by reference to Annex E to the Proxy Statement filed pursuant to Rule 424(b)(3) (Registration No. 333-25200) filed with the SEC on May 7, 2021

Exhibit E	Form of Lock-Up Agreement (incorporated by reference to Exhibit F of Annex A to the Proxy Statement filed pursuant to Rule 424(b)(3) (Registration No. 333-25200) filed with the SEC on May 7, 2021)

*	Filed herewith.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 7, 2021

RED CROW CAPITAL, LLC

By:	/s/ Clay Wilkes
Name:	Clay Wilkes
Title:	Manager

CLAY WILKES

/s/ Clay Wilkes

Exhibit A

JOINT FILING AGREEMENT

Pursuant to Rule 13(d)-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, each of the undersigned acknowledges and agrees that the foregoing statement on Schedule 13D is filed on behalf of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of the undersigned without the necessity of filing additional joint acquisition statements. Each of the undersigned acknowledges that it shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated as of June 7, 2021

[Signature Page Follows]

IN WITNESS WHEREOF, the undersigned have executed this Joint Filing Agreement as of the date first set forth above.

RED CROW CAPITAL, LLC

By:	/s/ Clay Wilkes
Name:	Clay Wilkes
Title:	Manager

CLAY WILKES

/s/ Clay Wilkes